BARRICK GOLD CORPORATION BCE Place, Canada Trust Tower Suite 3700, 161 Bay Street P.O. Box 212 Toronto, Ontario M5J 2S1 Canada	Tel: 416.861.9911 Fax: 416.861.2492

October 19, 2012

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant,
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission

Re:	Barrick Gold Corporation
Form 40-F for Fiscal Year Ended December 31, 2011
Filed March 28, 2012
File No. 001-09059

Dear Ms. Jenkins:

We hereby acknowledge receipt of the comment letter dated September 13, 2012 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2011 (the “40-F”).

We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses. Terms used but not defined herein have the meanings set forth in the 40-F.

RESPONSES TO STAFF COMMENTS

Form 40-F for the Fiscal Year Ended December 31, 2011

Exhibit 99.3 – Financial Statements

Notes to Financial Statements

2. Significant Accounting Policies

A) Statement of Compliance, page 91

1.	We note your response to comment 2. Your response did not address our comment, thus the comment will be reissued. Please provide, in a supplemental response, an explanation of the nature of any mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1 that you applied upon adoption of IFRS. To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify the items or class of items to which the exceptions were applied and describe the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraph 23 of IFRS 1.

Response: The following mandatory exceptions were applicable to Barrick’s transition to IFRS:

Estimates – IFRS 1 requires that an entity’s estimates in accordance with IFRS, at the date of transition to IFRS, be consistent with estimates made for the same date in accordance with previous GAAP (after adjustments to reflect any difference in accounting policy). We confirm Barrick’s estimates in accordance with IFRS at the date of transition to IFRS were consistent with estimates made for the same date in accordance with US GAAP. Hindsight was not used to create or revise estimates. In particular, estimates at the date of transition to IFRS of fair value (including the underlying assumptions for commodity prices, interest rates and foreign exchange rates) reflected market conditions at that date and were consistent with the estimates used for US GAAP.

Hedging – IFRS 1 prohibits transactions entered into before the date of transition to IFRS from being retrospectively designated as hedges. We confirm that all hedging relationships to which Barrick applied hedge accounting under US GAAP also qualified for hedge accounting under IFRS. No transactions entered into before the appropriate IFRS hedge documentation was created were retrospectively designated as hedges.

The impact of the retrospective application related to estimates and hedge accounting prior to January 1, 2010, is not known as we have not gone back to re-assess such items pre-transition to IFRS.

M) Property, Plant & Equipment

Mineral Properties

i) Acquired Mining Properties, page 97

2.	We note in your response to our prior comment 3 that as a result of the process improvement that occurred during 2010 you believe the projected production levels, which include a portion of inferred mineral resources contained in the life of mine plans for 2011 and onwards, represent the appropriate denominator for your units of production depreciation calculations. Please provide us with a detailed discussion that explains the significant improvements that were made and clarify why and how the new process has increased your accuracy over your previous process. Please ensure your response addresses the following:

•

Please clarify whether you apply the accounting policy to include the portion of resources expected to be extracted economically to determine your units of production depreciation calculation to all of your mines or on a mine-by-mine basis.

•	Tell us the percentage and amount of measured, indicated and inferred resources that you include in the portion of mineralization expected to be classified as proven and probable reserves.

•	Provide us with your history of converting resources into proven and probable reserves.

•	Tell us the number of years of historical data that you have used to estimate your projected rates of converting resources to proven and probable reserves.

•	Explain to us whether or not and why historical trends are indicative of future conversion rates.

•

If you have a consistent track record of converting resources to proven and probable reserves, please explain the reasons for your success, given that the information you have about resources is significantly less than the information and supporting technical data that you have about proven and probable reserves.

•	Tell us the extent to which resources are currently accessible and the extent to which additional capital improvements are required to convert and gain access to resources.

Response: In 2011, as a result of improvements to our business planning process, we began including the small portion of inferred resources that are contained within the proven and probable reserve design for both our open pit and underground mines in our Life of Mine (LOM) plans. Prior to 2011, we included only proven and probable reserves in our LOM plans. As the LOM plan represents management’s best estimate of the pattern in which the future economic benefits associated with our mines will be consumed by Barrick, we use this as the basis for our Units of Production (UOP) depreciation calculation. We included 1.8 million ounces of inferred resources in our 2011 LOM plans, which represented approximately 2% of the total ounces contained in these plans and represents only 3% of the total measured, indicated and inferred resources of the company’s operating mines. We note that our historical conversion history demonstrates that, on average, 98% of these inferred resources included in our LOM plans are converted into measured and indicated resources.

The impact of including the inferred resources in our UOP depreciation calculation was approximately $20 million, which we did not consider material for disclosure purposes. Details of the process improvements and the related impact on our UOP depreciation calculation are discussed below.

Barrick has experienced a sizable amount of growth through acquisition. As a result of this growth through acquisition, there were multiple legacy processes for developing the LOM plans. In the second half 2010, Barrick made significant changes to the business planning process, which culminates in the production of LOM plans, to standardize this process. The improvements we implemented were mandatory for all of our mine sites and gave us confidence that the process used to create the LOM plans for 2011 and onwards was robust and that the LOM plans were achievable. Some of the notable changes were as follows:

•	A single global process for preparing the LOM plans was implemented across the organization, which ensured that the plans were being prepared using consistent methodology.

•

Implementation of a systems based tool used to prepare operating budgets for each site. This tool allows the development of zero based budget for each site using a consistent methodology rather than relying on only historical numbers.

•	Use of standardized LOM templates for each mine site to facilitate the review and analysis of the plans.

•	A shift in focus to long-term planning and value maximization for each of our mines, compared to previous plans, which were more focused on near-term business performance.

•

Each mine was instructed to include the portion of inferred resources that was situated within its proven and probable reserve design in the LOM plan in order to provide a more accurate estimate of expected future production levels for planning purposes. These inferred resources are included in the LOM plan as they are situated within the material that we already expect to extract and are therefore economic to produce. We note that our LOM plans do not include measured and indicated (M&I) resources outside the pit design as the economics of producing these resources have not been proven. Prior to 2011, the instructions were to include only proven and probable reserves in the LOM plan.

In addition, upon completion of the planning process, a final comparison is made between the minerals contained in our year end statement of reserves and resources and the estimated mineral production quantities contained in our LOM plans to ensure that our LOM plans are consistent with our year end statement of reserves and resources.

The building block of all of our LOM plans is the calculation of our estimated proven and probable mineral reserves and measured, indicated and inferred resources. Our reserves and resources are calculated and reported in accordance with the definition adopted by the Canadian Institute of Mining, Metallurgy & Petroleum and incorporated into National Instrument 43-101. An estimate of cut-off grade is made for each mine site based our estimate of operating costs (prepared using our zero based budgeting tool) and mining/processing mill capacity. Based on this information, an estimate of the amount of mineralized material we expect to extract is determined and a reserve design is made (pit shape for open pit surface operations and underground shape for underground mines). The reserve design limits are based on the mine plan that produces the optimal economic results. Only material that is classified as proven and probable reserve or M&I resource is considered when calculating the optimized economic mine plan. Once the optimal open pit/underground shape is determined, any M&I resources situated within that design are upgraded to proven and probable reserves.

For LOM planning purposes, the proven and probable reserve is combined with any inferred material contained in the open pit/underground shape and this represents management’s best estimate of future expected production levels. The resulting LOM plan is then used by management in: 1) optimizing the net present value for each mine; 2) estimating short- and long-term production profiles, which drive our assessment of our short- and long-term liquidity needs and capital allocation decisions; 3) resource planning for facilities (tailings dams, leach pads, stockpiles and waste dumps), processing plants (life of process plant, quantities of input commodities needed), and reclamation; and 4) determining the requirements for and the quantity and location of future exploration drill programs to convert resources into reserves ahead of the production schedule. For these reasons, we place a high degree of reliance on the output of our LOM plans and, accordingly, have built a rigorous and disciplined process to ensure these plans are reliable.

In response to your specific questions:

•

Question: Please clarify whether you apply the accounting policy to include the portion of resources expected to be extracted economically to determine your units of production depreciation calculation to all of your mines or on a mine-by-mine basis.

Response: The accounting policy to include the portion of resources expected to be extracted to calculate depreciation is applied on a mine-by-mine basis.

•	Question: Tell us the percentage and amount of measured, indicated and inferred resources that you include in the portion of mineralization expected to be classified as proven and probable reserves.

Response: Our 2011 LOM plans, which formed the basis for our depreciation calculation in 2011, contained 1.8 million ounces of inferred resources or approximately 3% of the 54 million measured, indicated and inferred resources at our operating sites. We note that resources comprised only approximately 2% of the total ounces used in the UOP depreciation calculation for 2011.

•	Question: Provide us with your history of converting resources into proven and probable reserves.

Response: See response immediately below.

•	Question: Tell us the number of years of historical data that you have used to estimate your projected rates of converting resources to proven and probable reserves.

Response: Based on the period of 2007-2011, we have converted approximately 74% of our M&I gold resources to reserves. This means that for every ounce of M&I resource, we have added approximately  3/4 of an ounce to proven and probable reserves. In addition, over the same period, we have converted approximately 98% of our inferred gold resources to M&I resources.

•	Question: Explain to us whether or not and why historical trends are indicative of future conversion rates.

Response: See response immediately below.

•

Question: If you have a consistent track record of converting resources to proven and probable reserves, please explain the reasons for your success, given that the information you have about resources is significantly less than the information and supporting technical data that you have about proven and probable reserves.

Response: Barrick does not estimate the amount of resources that are expected to be converted into reserves based on a specific estimated conversion rate using historical data. The analysis of conversion success discussed above, and based on data from 2007 onwards, indicates the strong success we have had in converting inferred and M&I resources into reserves. However, these historical conversion rates are not used to estimate the portion of inferred resources to be included in our LOM plans. Instead, the inclusion of resources in our LOM plans is based on the specific identification of resources that are expected to be mined. More specifically:

•

At Barrick’s open pit mines, the pit design (pit limits) is based on M&I resources. Once the pit design is determined, the M&I resources within this design are upgraded to proven and probable reserves as they meet the criteria for economic extraction. Any inferred resources that fall within this pit design are also included in the LOM plan as it is expected that they will be recovered based on management’s experience. As shown, our experience of converting inferred resources to M&I is approximately 98%, which supports the inclusion of these inferred resources when within the pit design.

•

At Barrick’s underground mines, the geological shape of the mine is also based on the mapping of M&I resources, which are then upgraded to proven and probable reserves once the underground shape is determined as they meet the criteria for economic extraction. It is not practical to infill drill all of the material contained within their LOM plans to reserve confidence due to physical limitations. However, the inferred material within the planned underground shape are also included in the estimated LOM production, as they have historically been recovered based on management’s experience as noted above. Infill drilling will be done closer to the planned mining activity to confirm the final mining designs for a given area of the underground mine.

Historical information is relevant in that it provides management with information about the accuracy of previous estimates of reserves and resources and LOM production and allows for the refinement of these estimates for the subsequent planning cycle.

•	Question: Tell us the extent to which resources are currently accessible and the extent to which additional capital improvements are required to convert and gain access to resources.

Response: It is not expected that there will be any incremental future capital to recover these resources, over and above what is required to mine the proven and probable reserves, as they are already contained within the planned open pit/underground reserve shape.

3.	Please explain to us why and how you determined that your estimates of resources, such as the inferred mineral resources, used to calculate your units of production depreciation are reliable, as contemplated by paragraph 4.41 of the Conceptual Framework for Financial Reporting issued by the International Accounting Standards Board.

Response: IFRS require assets to be depreciated over the period from which an entity expects to obtain the economic benefits, as noted below:

IAS 16 paragraph 60 The depreciation method used shall reflect the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.

Any depreciation method is inherently an estimate of the pattern in which Barrick expects to consume the future economic benefits of the asset. For our mineral properties, we have determined that a UOP depreciation methodology is the method that best approximates the pattern in which the future economic benefits are expected to be consumed by Barrick. As noted in our response to question 2, we have a rigorous process to develop our LOM plans, including the estimate of resources that are expected to be mined, which enables us to place a high level of confidence on the eventual conversion of resources included in the LOM plan to reserves and, ultimately, into production. Also, as noted in our response to question 2, the resources included in the LOM plans amounted to only approximately 2% of the total ounces used in the UOP depreciation calculation for 2011, so the impact on depreciation expense was immaterial. The LOM plans are updated annually to reflect annual production, new geological information and current economic assumptions, and our UOP base is updated annually to reflect this new estimate of the mine’s useful life and expected production level. As indicated earlier, the output of our LOM plans is used for a number of critical business purposes, and not just for the calculation of depreciation expense. Therefore, a significant amount of time and resources are invested in our planning process to ensure the LOM plans are robust and reliable. For this reason, they represent management’s best estimate of the pattern in which the future economic benefits associated with our mines will be consumed by Barrick. The exclusion of resources from our UOP depreciation calculations would understate the useful life and economic benefits we expect to extract from our mines.

4.	We note from your response to our prior comment 3 that you implemented global standards to determine the inferred mineral resources to be included in your life of mine plans. Please tell us which standards you implemented. Additionally, if those standards are different from National Instrument 43-101, please explain to us the nature of the differences.

Response: In our initial response, we were referencing the fact that we implemented a global “process” for preparing our LOM plans that was consistent for each of our sites around the world. The “standard” that each site is required to comply with when calculating its reserves and resources and the associated LOM plan that is derived from this information is in accordance with National Instrument 43-101.

CLOSING COMMENTS

In responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: Attached as Appendix A to this letter is the requested statement.

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to the undersigned at (416) 307-7224.

Sincerely,

/s/ Ammar Al-Joundi

Ammar Al-Joundi

Executive Vice-President and Chief Financial Officer

Barrick Gold Corporation

c.c.:	Jamie C. Sokalsky, Chief Executive Officer, Barrick Gold Corporation
Sybil Veenman, Senior Vice President and General Counsel, Barrick Gold Corporation
Audit Committee, Barrick Gold Corporation
Serge Gattesco, PricewaterhouseCoopers LLP

BARRICK GOLD CORPORATION BCE Place, Canada Trust Tower Suite 3700, 161 Bay Street P.O. Box 212 Toronto, Ontario M5J 2S1 Canada	Tel: 416.861.9911 Fax: 416.861.2492

APPENDIX A

October 19, 2012

BY EDGAR

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant,
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission

Re:	Barrick Gold Corporation
Form 40-F for Fiscal Year Ended December 31, 2011
Filed March 28, 2012
File No. 001-09059

Reference is made to the Annual Report on Form 40-F for the fiscal year ended December 31, 2011 (File No. 001-09059) (the “Annual Report”) filed by Barrick Gold Corporation (the “Company”) on March 28, 2012 with the Securities and Exchange Commission (the “Commission”). The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report. The Company further acknowledges that comments of the staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Annual Report. In addition, the Company further acknowledges that it may not assert the comments of the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Barrick Gold Corporation

By:       /s/ Ammar Al-Joundi

Name: Ammar Al-Joundi

Title:   Executive Vice President & Chief Financial Officer

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